FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca Non-Executive Board changes

11 February 2021 07:01 GMT

AstraZeneca Non-Executive Board Changes

AstraZeneca PLC announced today that Non-Executive Directors Geneviève Berger and Graham Chipchase intend to retire from the Board at the conclusion of the Company's Annual General Meeting on 30 April 2021. By that date, each will have served on the Board for nine years.

All other Non-Executive Directors will present themselves for election or re-election at the AGM, including Leif Johansson, Non-Executive Chairman, as will Pascal Soriot, Chief Executive Officer and Marc Dunoyer, Chief Financial Officer.

Mr Johansson was first elected to the Board in April 2012 and will have served as a Director for nine years by April 2021. In December 2020, the Company announced it had entered into a definitive agreement with Alexion Pharmaceuticals, Inc. for AstraZeneca to acquire Alexion. Subject to the satisfaction of the closing conditions, which include approval by AstraZeneca and Alexion shareholders and obtaining relevant regulatory clearances, the proposed acquisition is expected to close in Q3 2021. The Board believes it would be in the best interests of shareholders for Mr Johansson to seek re-election at the AGM in April and continue to serve as Chairman, to lead the Board's oversight of completion of the proposed acquisition.

The Company also announced today that effective 1 March 2021:

>  Philip Broadley will succeed Graham Chipchase as senior independent Non-Executive Director; and

>  Michel Demaré will become a member of the Nomination and Governance Committee.

In addition, the Company confirmed today that Nazneen Rahman succeeded Geneviève Berger as the Board member with responsibility for overseeing sustainability matters on behalf of the Board on 1 January 2021.

The current composition of the Company's Board and its Committees is:

Board
Leif Johansson (Non-Executive Chairman)
Pascal Soriot (Executive Director and Chief Executive Officer)
Marc Dunoyer (Executive Director and Chief Financial Officer)
Euan Ashley
Geneviève Berger
Philip Broadley
Graham Chipchase (Senior independent Non-Executive Director)
Michel Demaré
Deborah DiSanzo
Diana Layfield
Sheri McCoy
Tony Mok
Nazneen Rahman (Non-Executive Director responsible for overseeing sustainability matters)
Marcus Wallenberg

Audit Committee
Philip Broadley (Chairman of the Committee)
Michel Demaré
Deborah DiSanzo
Sheri McCoy

Remuneration Committee
Michel Demaré (Chairman of the Committee)
Leif Johansson
Philip Broadley
Sheri McCoy

Nomination and Governance Committee
Leif Johansson (Chairman of the Committee)
Philip Broadley
Graham Chipchase
Nazneen Rahman

Science Committee
Nazneen Rahman (Chair of the Committee)
Euan Ashley
Geneviève Berger
Tony Mok
Marcus Wallenberg

Important Additional Information

In connection with the proposed transaction, AstraZeneca PLC ("AstraZeneca") intends to file a registration statement on Form F-4 with the SEC, which will include a document that serves as a prospectus of AstraZeneca and a proxy statement of Alexion Pharmaceuticals, Inc. ("Alexion") (the "proxy statement/prospectus"), Alexion intends to file a proxy statement with the SEC (the "proxy statement") and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders of Alexion are urged to carefully read the entire registration statement and proxy statement/prospectus or proxy statement and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive proxy statement/prospectus or a definitive proxy statement will be sent to Alexion's shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC's website or from AstraZeneca or Alexion as described in the paragraphs below.

The documents filed by AstraZeneca with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. These documents may also be obtained free of charge on AstraZeneca's website at http://www.astrazeneca.com under the tab "Investors".

The documents filed by Alexion with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. These documents may also be obtained free of charge on Alexion's internet website at http://www.alexion.com under the tab, "Investors" and under the heading "SEC Filings" or by contacting Alexion's Investor Relations Department at investorrelations@alexion.com.

Participants in the Solicitation

Alexion, AstraZeneca and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Alexion shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Alexion in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus or proxy statement when it is filed with the SEC. Information about the directors and executive officers of Alexion and their ownership of Alexion shares is set forth in the definitive proxy statement for Alexion's 2020 special meeting of shareholders, as previously filed with the SEC on March 26, 2020. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-looking Information

This announcement may include statements that are or may be deemed to be forward-looking statements. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "envisages", "plans", "projects", "anticipates", "targets", "aims", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions and include, but are not limited to the ability of the parties to consummate the proposed acquisition on a timely basis or at all, the ability of the parties to satisfy the conditions precedent to consummation of the proposed acquisition, including the ability to secure the required regulatory approvals on the terms expected, at all or in a timely manner, the ability of AstraZeneca to successfully integrate Alexion's operations, and the ability of AstraZeneca to implement its plans, forecasts and other expectations with respect to Alexion's business after the completion of the proposed acquisition and realise expected synergies. Economic, competitive, governmental, technological and other factors that may affect AstraZeneca's and Alexion's operations are discussed in the section entitled "Risk Factors," in each of AstraZeneca's Annual Report on Form 20-F for the year ended 31 December 2019, and Alexion's Annual Report on Form 10-K for the year ended 31 December 2019, in each case as amended by any subsequent filings made with the SEC. These forward-looking statements include all matters that are not historical facts and involve predictions. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements reflect AstraZeneca's and Alexion's current views with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to AstraZeneca's or Alexion's results of operations, financial position, liquidity, prospects, growth or strategies and the industries in which they operate. Forward-looking statements speak only as of the date they are made and cannot be relied upon as a guide to future performance. Save as required by law or regulation, AstraZeneca and Alexion disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this announcement that may occur due to any change in their expectations or to reflect events or circumstances after the date of this announcement.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 11 February 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary